EAGLE BANCORP MONTANA, INC.

1400 Prospect Avenue

Helena, Montana 59601

February 10, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Facsimile: 703-813-6983

Re:	Eagle Bancorp Montana, Inc.
File No. 333-163790
Registration Statement on Form S-1

Ladies and Gentlemen:

Eagle Bancorp Montana, Inc. hereby requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective at 4:30 p.m. on February 12, 2010 pursuant to Rule 461(a) under the Securities Act of 1933, as amended or as soon thereafter as possible.

We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Raymond J. Gustini at (202) 585-8725 or Lloyd H. Spencer at (202) 585-8303, each of Nixon Peabody LLP, counsel to the Company, with any further comments or questions.

Very truly yours,

EAGLE BANCORP MONTANA, INC.

By:	/S/ PETER J. JOHNSON
Name:	Peter J. Johnson
Title:	President and Chief Executive Officer

cc:	Raymond J. Gustini, Esq.

Lloyd H. Spencer, Esq.

John J. Gorman, Esq.

Edward A. Quint, Esq.

[Letterhead of Stifel, Nicolaus & Company, Incorporated]

February 10, 2010

VIA FACSIMILE AND EDGAR

(703) 813-6983

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bancorp Montana, Inc.
File No. 333-163790
Registration Statement on Form S-1

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Eagle Bancorp Montana, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m. on February 12, 2010, or as soon thereafter as may be practicable.

Very Truly Yours,

Stifel, Nicolaus & Company, Incorporated

/s/ ROBIN SUSKIND
Name:	Robin Suskind
Title:	Managing Director